U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                                                          SEC File Number 1-8641

                           NOTIFICATION OF LATE FILING

                                  (Check One):
[ ] Form 10-K  [ ] Form 11-K   [ ] Form 20-F   [x]  Form 10-Q  [  ]  Form N-SAR
For Period Ended:  June 30, 2002
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         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which notification relates:

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 Part I - Registrant Information


   Full Name of Registrant:           Coeur d'Alene Mines Corporation

   Former Name if Applicable:

   Address of Principal Executive
    Office (Street and Number):                 505 Front Ave., P.O. Box I
                                                Coeur d'Alene, ID 83816

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Part II - Rules 12b-25(b) and (c)

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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

 [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 [X] (b) The subject Quarterly Report on Form 10-Q will be filed on or before the fifth calendar day following the prescribed due date; and

 [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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Part III - Narrative

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State below in reasonable detail the reasons why the subject Form 10-Q could not be filed within the prescribed time period.

         On August 9, 2002, Coeur d'Alene Mines Corporation (the "Company") received a letter of comments from the Staff of the Securities and Exchange Commission relating to the amendments to the Company's Registration Statement on Form S-3 relating to the proposed public resale of the Company's recently issued Series II 13.375% Convertible Senior Subordinated Notes and Annual Report on Form 10-K and Quarterly Report of Form 10-Q incorporated by reference therein that had been filed with the Commission on July 26, 2002. Certain of those comments affect the preparation of the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2002. The Company's decision to delay its filing of that Form 10-Q reflects its desire to have sufficient time to do the work that is required to assure that such filing complies with the relevant comments in the comment letter. The Company discussed those comments with the SEC Staff on August 14, 2002, and is confident it can conform the Form 10-Q disclosures to such comments without affecting its results of operations as reported in its press release dated August 7, 2002.

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         In addition to the above matter, the Company's decision to delay its filing of the Quarterly Report on Form 10-Q for the quarter ended June 30, 2002 also reflects the Company's recent retention of KPMG LLP as its independent auditor on July 22, 2002.

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Part IV - Other Information

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       (1)    Name and telephone number of person to contact in regard to this notification:

      Arthur H. Bill                 202-295-4003
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        (Name)                       (Area Code)      (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                            [x] Yes       [ ] No



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


         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                             [x] Yes      [ ] No


         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         As the Company announced in its press release, dated August 7, 2002, the Company expects that the amount of total revenues to be reported by it for the quarter ended June 30, 2002 will be approximately $22.1 million, as compared to $20.1 million for the quarter ended June 30, 2001. Furthermore, it expects to report total costs and expenses for the quarter of approximately $33.0 million compared to $23.7 million for the prior year's comparable quarter. Of that amount of total costs and expenses, the Company expects to report a loss of approximately $2.9 million in connection with the retirement of debt in the quarter ended June 30, 2002, compared to a gain of $5.8 million in connection with the retirement of debt for the quarter ended June 30, 2001. The Company expects to report a net loss of $10.9 million for the quarter ended June 30, 2002, compared to a net loss of $3.6 million for the prior year's comparable quarter.

                         Coeur d'Alene Mines Corporation
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                  (Name of Registrant as specified in charter)

       has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:  August 14, 2002       By:/s/ Wayne L. Vincent
      ----------------          -----------------------------------------------
                                     Wayne L. Vincent
                                     Controller and Chief Accounting Officer


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